FORM 4

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

(  )  Check this box if no longer                  OMB APPROVAL
   subject to Section 16.  Form 4               OMB Number:    3235-0287
   or Form 5 obligations may continue.          Expires:  December 31, 2001
   See Instruction 1(b).                        Estimated average burden of
                                          Hours per response:      0.5

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company
                               Act of 1940.
TEST FILING:

1. Name and Address of Reporting Person:

      Forrest Fontana
      Putnam Investments, Inc.
      One Post Office Square
      Boston, Massachusetts


2. Issuer Name and Ticker or Trading Symbol:

      Putnam Convertible Opportunities and Income Trust [PCV]


3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary):


4. Statement for Month/Year:     February, 2000


5. If Amendment, Date of Original (Month/Year):    N/A


6. Relationship of Reporting Person(s) to Issuer (Check all applicable):

(  )  Director                         (  )  10% Owner
(x )  Officer (give officer title below)     (  )  Other (specify below)

   Vice President of Issuer, and Senior Vice President of the Issuer's Investment Adviser, Putnam Investment Management, Inc.


7. Individual or Joint/Group Filing (Check applicable line):

(x )  Form filed by              (  )  Form filed by more than
      One Reporting Person             One   Reporting Person



                             Page 1 of 3 Pages
Table I: Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned


1. Title of Security (Instr. 3):

      Putnam Convertible Opportunities and Income Trust (closed-end fund)


2. Transaction Date:                2/25/2000

3. Transaction Code (Instr. 8):        Code: S

4. Securities Acquired or Disposed of (Instr. 3, 4 and 5):
      Amount:     500
      Acquired:   (D)
      Price:      18.87


5. Amount of Securities Beneficially Owned At End of Month (Instr. 3 and
4):   None

6. Ownership Form:  Direct or Indirect (Instr. 4):       Direct

7. Nature of Indirect Beneficial Ownership (Instr. 4) :     N/A




















                            (Page 2 of 3 Pages)

Table II:    Derivative Securities Acquired, Disposed of, or Beneficially
Owned
      (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3):     N/A

2. Conversion or Exercise Price of Derivative Security:

3. Transaction Date:    Month/Day/Year:

4. Transaction Code (Instr. 8):  Code:    V:

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5):
      (A) or (D):

6. Date Exercisable and Expiration Date (Month/Day/Year):
      Date Exercisable:       Expiration Date:

7. Title and Amount of Underlying Securities (Instr. 3 and 4):
      Title:               Amount or Number of Shares:

8. Price of Derivative Security (Instr. 5):

9. Number of Derivative Securities Beneficially Owned at End of Month
(Instr. 4):

10.Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
(Instr. 4):

11.Nature of Indirect Beneficial Ownership (Instr. 4):
Explanation of Responses:

                           CONFIRMING STATEMENT

I, the officer listed above, as Reporting Person of Putnam Investments Management, Inc. and Putnam Investments, Inc. the Issuer's Investment Adviser and Parent Holding Company, respectively, hereby authorize and designate Andrew J. Hachey, Assistant Vice President of Putnam Investments, Inc. to sign and file this Form and any future Forms 4 on my behalf until further notice.

This Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person, pursuant to Rule 101(b)(4) of Regulation S-T.

PUTNAM INVESTMENTS, INC.

/s/ Andrew J. Hachey
   - - - - - - - - - - - - - - - - - - - -
   Assistant Vice President

   Date: March 8, 2000


                            (Page 3 of 3 Pages)